UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Marrone Bio Innovations, Inc.
(Name of Issuer)

Common Stock, $0.00001 par value
(Title of Class of Securities)

57165B106
(CUSIP Number)

Ospraie Ag Science LLC c/o Dwight Anderson 437 Madison Avenue, 28th Floor New York, NY 10022 (212) 602-5000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 28, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57165B106	SCHEDULE 13D

1	NAME OF REPORTING PERSON Ospraie Ag Science LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) ] [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,836,258 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,836,258 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 70,836,258 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.1% (1)(2)
14	TYPE OF REPORTING PERSON OO

(1)	Includes 19,268,316 shares of Common Stock of Marrone Bio Innovations, Inc. (the “Issuer”) issuable upon exercise of warrants.

(2)
Based on 145,531,261 shares of Common Stock of the Issuer outstanding as of March 13, 2020, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 16, 2020, plus 3,392,581 shares of Common Stock of the Issuer issued upon exercise of warrants issued pursuant to the Warrant Exchange Agreement (as defined in Item 4 below).

CUSIP No. 57165B106	SCHEDULE 13D

1	NAME OF REPORTING PERSON Ospraie Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) ] [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,836,258 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,836,258 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 70,836,258 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.1% (1)(2)
14	TYPE OF REPORTING PERSON IA, OO

(1)	Includes 19,268,316 shares of Common Stock of the Issuer issuable upon exercise of warrants.

(2)
Based on 145,531,261 shares of Common Stock of the Issuer outstanding as of March 13, 2020, as reported in the Issuer’s Form 10-K filed with the SEC on March 16, 2020, plus 3,392,581 shares of Common Stock of the Issuer issued upon exercise of warrants issued pursuant to the Warrant Exchange Agreement (as defined in Item 4 below).

CUSIP No. 57165B106	SCHEDULE 13D

1	NAME OF REPORTING PERSON Ospraie Holding I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) ] [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,836,258 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,836,258 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 70,836,258 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.1% (1)(2)
14	TYPE OF REPORTING PERSON PN, HC

(1)	Includes 19,268,316 shares of Common Stock of the Issuer issuable upon exercise of warrants.

(2)
Based on 145,531,261 shares of Common Stock of the Issuer outstanding as of March 13, 2020, as reported in the Issuer’s Form 10-K filed with the SEC on March 16, 2020, plus 3,392,581 shares of Common Stock of the Issuer issued upon exercise of warrants issued pursuant to the Warrant Exchange Agreement (as defined in Item 4 below).

CUSIP No. 57165B106	SCHEDULE 13D

1	NAME OF REPORTING PERSON Ospraie Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) ] [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,836,258 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,836,258 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 70,836,258 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.1% (1)(2)
14	TYPE OF REPORTING PERSON CO, HC

(1)	Includes 19,268,316 shares of Common Stock of the Issuer issuable upon exercise of warrants.

(2)
Based on 145,531,261 shares of Common Stock of the Issuer outstanding as of March 13, 2020, as reported in the Issuer’s Form 10-K filed with the SEC on March 16, 2020, plus 3,392,581 shares of Common Stock of the Issuer issued upon exercise of warrants issued pursuant to the Warrant Exchange Agreement (as defined in Item 4 below).

CUSIP No. 57165B106	SCHEDULE 13D

1	NAME OF REPORTING PERSON Dwight Anderson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) ] [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF, OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,836,258 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,836,258 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 70,836,258 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.1% (1)(2)
14	TYPE OF REPORTING PERSON IN, HC

(1)	Includes 19,268,316 shares of Common Stock of the Issuer issuable upon exercise of warrants.

(2)
Based on 145,531,261 shares of Common Stock of the Issuer outstanding as of March 13, 2020, as reported in the Issuer’s Form 10-K filed with the SEC on March 16, 2020, plus 3,392,581 shares of Common Stock of the Issuer issued upon exercise of warrants issued pursuant to the Warrant Exchange Agreement (as defined in Item 4 below).

Amendment No. 7 to Schedule 13D

The following constitutes Amendment No. 7 (“Amendment No. 7”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Ospraie Ag Science LLC and Dwight Anderson on February 12, 2018, as amended by Amendment No. 1 filed on August 12, 2019, Amendment No. 2 filed on September 5, 2019, Amendment No. 3 filed on December 20, 2019, Amendment No. 4 filed on January 3, 2020, Amendment No. 5 filed on March 6, 2020, and Amendment No. 6 filed on April 16, 2020. This Amendment No. 7 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosure in Item 4 is incorporated herein by reference.

ITEM 4.   PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:

As of April 28, 2020, the Reporting Persons beneficially owned the shares of Common Stock underlying the 1,675,771 New Warrants that were acquired on December 30, 2019, as such New Warrants were at that point exercisable within 60 days.

Warrant Exchange Agreement

On April 29, 2020, the Issuer entered into a Warrant Exchange Agreement (the “Warrant Exchange Agreement”) with Ospraie Ag Science LLC ("Ospraie LLC"), Ardsley Partners Renewable Energy Fund, L.P., National Securities Corporation, Ivan Saval, Ivy Science & Technology Fund and Ivy VIP Science & Technology, pursuant to which Ospraie LLC exchanged all of the warrants to purchase Issuer Common Stock held by it, totaling 30,666,667 warrants previously described in this Schedule 13D, as amended, for five tranches of new warrants (“Exchange Agreement Warrants”) to purchase Common Stock of the Issuer, totaling 21,736,082 Exchange Agreement Warrants in the aggregate.  Each Exchange Agreement Warrant received by Ospraie LLC from the Issuer pursuant to the Warrant Exchange Agreement has an exercise price of $0.75 per share.

The Exchange Agreement Warrants acquired by Ospraie LLC expire in five tranches, as follows: (i) May 1, 2020, with respect to 2,467,766 shares of Common Stock, (ii) September 15, 2020, with respect to 1,974,213 shares of Common Stock, (iii) December 15, 2020, with respect to 9,476,221 shares of Common Stock, (iv) March 15, 2021, with respect to 4,264,299 shares of Common Stock, and (v) and December 15, 2021 with respect to 3,553,583 shares of Common Stock.  Pursuant to the Warrant Exchange Agreement, Ospraie LLC and the other investors party to the Warrant Exchange Agreement agreed to exercise the first tranche of Exchange Agreement Warrants on or before May 1, 2020.  Ospraie LLC exercised such first tranche of Exchange Agreement Warrants on May 1, 2020, and purchased 2,467,766 shares of Issuer Common Stock.

The Exchange Agreement Warrants will be exercisable in cash, provided that they may be exercised via cashless “net” exercise if the Issuer does not have a registration statement registering the shares underlying the Exchange Agreement Warrants effective as of March 31, 2021. In addition, the Issuer will redeem the Exchange Agreement Warrants upon the occurrence of any Fundamental Transaction (as defined in the Exchange Agreement Warrants), and the exercise price of the Exchange Agreement Warrants will be subject to antidilution provisions.

The foregoing description of the Warrant Exchange Agreement and Exchange Agreement Warrants do not purport to be complete and are qualified in their entirety by reference to the full texts of the Warrant Exchange Agreement and Form of Exchange Agreement Warrant, which are incorporated by reference as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

Registration Rights Agreement

In connection with the Warrant Exchange Agreement, on April 29, 2020, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with Ospraie LLC, Ardsley Partners Renewable Energy Fund, L.P., National Securities Corporation, Ivan Saval, Ivy Science & Technology Fund and Ivy VIP Science & Technology pursuant to which the Issuer agreed to file a registration statement with the SEC no later than December 31, 2020, covering the resale of the shares of Common Stock underlying the Exchange Agreement Warrants and to maintain the effectiveness of the registration statement until the date upon which the shares of Common Stock underlying the Exchange Agreement Warrants held by the such investors cease to be Registrable Securities (as that term is defined in the Registration Rights Agreement).

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is incorporated by reference as Exhibit 99.3 and is incorporated herein by reference.

The Reporting Persons may engage in discussions with the Issuer’s management, the Board, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning the Reporting Persons' investment in the Common Stock and the Issuer, including, without limitation, matters concerning the Issuer’s business, operations, governance, management, capitalization and strategic plans. The Reporting Persons may exchange information with any persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, propose changes in the Issuer’s business, operations, governance, management, capitalization or strategic plans, or propose or engage in one or more other actions set forth under subparagraphs (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management or the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Common Stock or selling some or all of their Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to their investment in the Common Stock.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 145,531,261 shares of Common Stock of the Issuer outstanding as of March 13, 2020, as reported in the Issuer’s Form 10-K filed with the SEC on March 16, 2020, plus 3,392,581 shares of Common Stock of the Issuer issued upon exercise of warrants issued pursuant to the Warrant Exchange Agreement.

(c)  The disclosure in Item 4 is incorporated herein by reference.  Except as disclosed in this Schedule 13D, as amended, the Reporting Persons did not effect any transactions in the Common Stock of the Issuer during the past sixty days.

(d)  No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosure in Item 4 is incorporated herein by reference.

The Warrant Exchange Agreement is incorporated by reference as Exhibit 99.1 to this Amendment No. 7 and is incorporated herein by reference.

The Form of Exchange Agreement Warrant is incorporated by reference as Exhibit 99.2 to this Amendment No. 7 and is incorporated herein by reference.

The Registration Rights Agreement is incorporated by reference as Exhibit 99.3 to this Amendment No. 7 and is incorporated herein by reference.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Exhibit     Description

99.1
Warrant Exchange Agreement, dated April 29, 2020, by and among Marrone Bio Innovations, Inc., Ospraie AG Science LLC, Ardsley Partners Renewable Energy Fund, L.P., National Securities Corporation, Ivan Saval, Ivy Science & Technology Fund and Ivy VIP Science & Technology (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on April 30, 2020).

99.3	Form of Warrant Issuable pursuant to the Warrant Exchange Agreement (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on April 30, 2020).

99.3
Registration Rights Agreement, dated April 29, 2020, by and among Marrone Bio Innovations, Inc. and the investors named therein (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on April 30, 2020).

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: May 1, 2020

OSPRAIE AG SCIENCE LLC

By:	/s/ Dwight Anderson
Name:	Dwight Anderson
Title:	Managing Member

OSPRAIE MANAGEMENT, LLC

By:	Ospraie Holding I, LP, its managing member
By:	Ospraie Management, Inc., its general partner
By:	/s/ Dwight Anderson
Name:	Dwight Anderson
Title:	Sole Owner

OSPRAIE HOLDING I, LP

By:	Ospraie Management, Inc., its general partner
By:	/s/ Dwight Anderson
Name:	Dwight Anderson
Title:	Sole Owner

OSPRAIE MANAGEMENT, INC.

By:	/s/ Dwight Anderson
Name:	Dwight Anderson
Title:	Sole Owner

DWIGHT ANDERSON

By:	/s/ Dwight Anderson